FIFTH THIRD FUNDS
                            38 Fountain Square Plaza
                              Cincinnati, OH 45263

November 26, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:  Fifth Third Funds - Post-Effective Amendment No. 68 to the
     Registration Statement on Form N-1A (File Nos. 33-24848; 811-5669) (the "Registration Statement")

Dear Sir or Madam:

Fifth Third Funds (the "Trust") hereby requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), the withdrawal of Post-Effective Amendment No. 68 under the Securities Act and Post-Effective Amendment No. 69 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Registration Statement, which was filed as EDGAR submission type 485APOS with the U.S. Securities and Exchange Commission on September 29, 2008 (Accession No. 0000891804-08-003106) (the "Post-Effective Amendment"). The Post-Effective Amendment was filed in connection with the Trust's annual update to its Registration Statement. Due to certain changes to the disclosure with respect to certain series of the Trust, the Trust requests the withdrawal of the Post-Effective Amendment. The Trust confirms that no securities were sold in connection with the proposed offering pursuant to the Post-Effective Amendment. The Trust anticipates filing a post-effective amendment to its Registration Statement under Rule 485(b) under the Securities Act with respect to the series of the Trust that were not affected by these disclosure changes on or about November 28, 2008. In addition, the Trust anticipates filing a post-effective amendment to its Registration Statement under Rule 485(a) under the Securities Act with respect to the series of the Trust that were affected by these disclosure changes in the near future, and intends to request acceleration of the effectiveness of this post-effective amendment under Rule 485(a), pursuant to Rule 461 under the Securities Act.

If you have any questions concerning the foregoing, please do not hesitate to contact me at 513-534-6408, or Mary Constantino of Ropes & Gray LLP, counsel to the Trust, at 617-951-7910.

Sincerely,

FIFTH THIRD FUNDS

By:  /s/ Matthew A. Swendiman
     ------------------------

Matthew A. Swendiman
Secretary